UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

Blox, Inc.
(Name of Issuer)

Common Stock, $ 0.00001 Par Value
(Title of Class of Securities)

095226 10 6
(CUSIP Number)

copy to:
Clark Wilson LLP
900 - 885 West Georgia Street, Vancouver, British Columbia, Canada  V6C 3H1
Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	095226 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nicholas Charles Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ghana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
138,275,630 shares of common stock 1
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
138,275,630 shares of common stock 1
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,275,630 shares of common stock 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.0% 2
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Consists of 69,137,815 common shares and 69,137,815 share purchase warrants, each warrant of which is exercisable into one common share at the exercise price of US $0.05 per share until February 27, 2019.  Of the securities indirectly held, 52,930,214 common shares and share purchase warrants are indirectly held through Waratah Investments Limited, a Ghana corporation, and 16,207,601 common shares and share purchase warrants are indirectly held through Waratah Capital Ltd., a British Columbia corporation.  Mr. Taylor controls both private companies. Each warrant is exercisable into one common share at the exercise price of US$0.05 per share until February 27, 2019.

2 Based on 101,572,464 shares of common stock issued and outstanding as of February 27, 2014.

Explanatory Note:  This Schedule 13D/A is being filed to correct the Schedule 13D filed on April 28, 2014 by Waratah Investments Ltd. and to clarify the security ownership of Blox, Inc. (the “Issuer”) held by Nicholas Taylor (the “Reporting Person”) relating to the Issuer’s shares of common stock.

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.00001 par value of Blox, Inc. The principal executive offices of the Issuer are located at Suite 600 - 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P6.

Item 2.  Identity and Background

(a)	Nicholas Charles Taylor.

(b)	Mr. Taylor’s business address is #2 – 59 Rockford Street, Mandurah, WA Australia 6210

(c)	Mr. Taylor is a citizen of Ghana.

(d)	During the last five years, Mr. Taylor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Taylor was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On June 19, 2013, the Issuer entered into an Amalgamation Agreement as amended on February 3, 2014 (the “Amalgamation Agreement”) with Ourco Capital Ltd. (“Ourco”), the Issuer’s wholly-owned subsidiary, International Eco Endeavors Corp. (“Eco”), Kenderesh Endeavors Corp., and Kenderes Biogaz Termelo Korlatolt Fele Lossegu Tarsasag. The Issuer closed the Amalgamation Agreement and completed the amalgamation of Ourco and Eco under the name “Blox Energy Inc.” (“Amalco”), thereby acquiring all of the issued and outstanding shares of Amalco on February 27, 2014.  Amalco is a private company incorporated pursuant to the Business Corporations Act  (British Columbia) and is a renewable energy company that indirectly owns an operating biogas plant in Hungary and is further engaged in the development of renewable energy projects and intends to expand into the provision of renewable energy services.

Pursuant to the terms of the Amalgamation Agreement, all of the issued and outstanding common shares of Eco  were cancelled, and the former shareholders of Eco  received in exchange 60,000,000 units (each, a “Unit”) of our company on a pro rata basis. Each Unit consists of one common share and one share purchase warrant, each warrant exercisable into an additional common share of the Issuer at an exercise price of $0.05 per share for a period of five years from the issuance of the Units.

Waratah Investments Limited, a Ghana corporation (“Waratah Ghana”), received 52,930,214 Units and Waratah Capital Ltd. (“Waratah BC”), a private British Columbia corporation received 16,207,601 Units. Mr. Taylor controls the securities of both corporations.

Item 4.  Purpose of Transaction

Mr. Taylor indirectly acquired the securities of the Issuer under the Amalgamation Agreement but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, Mr. Taylor does not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•
Any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 138,275,630 shares, or 81.0% of the Issuer, based on 101,572,464 shares of common stock outstanding as of the date of this statement, and assuming the exercise of Warrants.

(b)
Of the 138,275,630 shares of common stock of the Issuer: 52,930,214 shares of common stock and 52,930,214 warrants are registered in the name of Waratah Ghana and 16,207,601 shares of common stock and 16,207,601 warrants are registered in the name of Waratah BC.
Nicholas Taylor has the  power to vote or direct the vote, and to dispose or direct the disposition, of 138,275,630 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)
No person, other than Nicholas Taylor, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 138,275,630 shares of common stock of the Issuer held by Waratah Ghana and Waratah BC.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1	Amalgamation Agreement (Incorporated by reference to the annual report on Form 10-K, as filed by the Issuer with the Securities and Exchange Commission on September 17, 2013).
10.2	Amalgamation Amending Agreement (Incorporated by reference to the current report on Form 8-K, as filed by the Issuer with the Securities and Exchange Commission on February 24, 2014.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2014	/s/ Nicholas Taylor
Nicholas Taylor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).